Divakar Gupta +1 212 479 6474 dgupta@cooley.com	VIA EDGAR

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Alto Neuroscience, Inc.

in connection with its Registration Statement on Form S-1 (File No. 333-276495)

January 19, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Lauren Hamill

Tim Buchmiller

Li Xiao

Mary Mast

Re:	Alto Neuroscience, Inc.

Registration Statement on Form S-1

January 12, 2024

File No. 333-276495

Ladies and Gentlemen:

On behalf of Alto Neuroscience, Inc. (the “Company”), in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated December 19, 2023 (the “Comment Letter”), relating to the Company’s draft Registration Statement on Form S-1 confidentially submitted to the Commission on November 22, 2023 (the “DRS”), and which was subsequently updated by the Company with a Registration Statement on Form S-1 filed with the Commission on January 12, 2024 (the “Registration Statement”), we are submitting this supplemental letter to further address Comment No. 38 of the Comment Letter. For the convenience of the Staff, we have incorporated the text of Comment No. 38 into this letter.

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83).

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Two

Staff Comment

Unaudited Condensed Consolidated Financial Statements as of and for the Nine Months Ended September 30, 2023 and 2022

Note 2. Summary of Significant Accounting Policies and Basis of Presentation 6. Stock Based Plans, page F-46

38.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances. Please discuss with the staff how to submit your response.

Response:

Preliminary Price Range

The Company respectfully advises the Staff that the Company currently expects a price range of approximately $[***] to $[***] per share (the “Preliminary Price Range”) for the initial public offering (“IPO”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which Preliminary Price Range does not reflect the impact of a reverse stock split of the Common Stock that the Company anticipates may be effected prior to the filing of, and reflected in, an amendment to the Registration Statement to be filed prior to the commencement of the Company’s road show (the “Reverse Stock Split”). The share and per share numbers in this letter are presented on a pre-Reverse Stock Split basis. This Preliminary Price Range implies a pre-money equity valuation for the Company of $[***] million to $[***] million.

The Preliminary Price Range is based in part upon the Company’s prospects, prospects for the biotechnology industry generally, the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded shares of generally comparable companies in the biotechnology industry, as well as input received from Jefferies LLC, Cowen and Company, LLC, and Stifel, Nicolaus & Company, Incorporated, the representatives of the several underwriters for the Company’s IPO (the “Representatives”). The Company notes that, as is typical in IPOs, the Preliminary Price Range for the Company’s IPO was not derived using a formal determination of fair value or single valuation methodology but was determined by discussions among the Company and the Representatives based on a variety of considerations and methodologies, including the assessment of the aforementioned factors.

The Company will include a narrower bona fide price range of the Common Stock, as adjusted for the Reverse Stock Split, in an amendment to the Registration Statement that will be filed prior to the commencement of the Company’s road show. However, the parameters of the bona fide price range will be subject to then-current market conditions, continuing discussions with the Representatives and material business developments impacting the Company, and, due to the volatility in the securities markets, in particular the volatility experienced in the market by recent IPO issuers, there is a possibility that the bona fide price range for the IPO may fall outside of the Preliminary Price Range. In any event, the Company confirms to the Staff that the bona fide price range will comply with Item 501(b)(3) of Regulation S-K and C&DI 134.04.

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

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U.S. Securities and Exchange Commission

January 19, 2024

Page Three

Common Stock Valuation Methodologies

As there has been no public market for the Common Stock to date, the Company’s board of directors (the “Board”) has determined the estimated fair value of the Common Stock for purposes of granting equity awards, as of the date of each option grant, with input from management, considering (i) the Company’s most recent arm’s length sales of its convertible preferred stock, (ii) the most recent third-party valuation of its Common Stock, and (iii) the Board’s assessment of additional objective and subjective factors that the Board believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. The Board considered various objective and subjective factors to determine the estimated fair value of the Common Stock as of each grant date, including:

•

the prices of the Company’s convertible preferred stock sold to outside investors in arm’s length transactions and the rights, preferences, and privileges of the Company’s convertible preferred stock as compared to those of the Common Stock, including liquidation and redemption preferences of the Company’s convertible preferred stock;

•

the progress of the Company’s research and development programs, including the status and results of clinical trials for the Company’s product candidates, development of the Company’s Precision Psychiatry Platform for the discovery and evaluation of potential brain-based biomarkers, and progress of the Company’s development and manufacturing processes;

•	the Company’s stage of development and business strategy, and material risks related to the Company’s business;

•	the hiring of key personnel and management;

•	external market conditions affecting the biotechnology industry, and trends within the biotechnology industry;

•	the Company’s financial position, including cash on hand, and historical and forecasted performance and results of operations;

•	the lack of an active public market for the Common Stock and the Company’s convertible preferred stock;

•	the likelihood of achieving a liquidity event for the holders of Common Stock, such as an IPO or a sale of the Company, given prevailing market conditions;

•	the achievement of enterprise milestones, including entering into collaboration and license agreements;

•	the analysis of IPOs and the market performance of similar companies in the biotechnology industry; and

•	the economy in general.

The third-party valuations of the Common Stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically its common stock.

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Four

In accordance with the Practice Aid, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of the Common Stock at each valuation date.

•

Option Pricing Method (“OPM”). The OPM estimates the value of the Common Stock using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of Common Stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation, and the stock prices of the outstanding options. Thus, the value of the Common Stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the Common Stock has value only if the funds available for distribution to stockholders exceed the value of the liquidation preference at the time of a liquidity event, such as a merger or sale.

•

Probability-Weighted Expected Return Method (“PWERM”). The PWERM is a scenario-based analysis that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes considered by the Company, as well as the economic and control rights of each share class.

•

Hybrid Method (“Hybrid Method”). The Hybrid Method is a weighted-average method that combines both OPM and PWERM. Weighting allocations are assigned to the OPM and PWERM methods factoring in possible future liquidity events.

To support the Board in determining the estimated fair value of the Common Stock as the Company sought to obtain better visibility into the timing of a potential IPO, but accounting for uncertainty around the Company’s value should an IPO not occur, the OPM was utilized for the independent third-party valuation of the Common Stock as of December 31, 2022 (the “December 31, 2022 Valuation”) and the Hybrid Method was utilized for the independent third party valuation of the Common Stock as of November 20, 2023 (the “November 20, 2023 Valuation” and together with the December 31, 2022 Valuation, the “Valuations”), each as discussed below. The OPM and Hybrid Method are commonly used in these situations and such use is consistent with guidance from the Practice Aid. In the Company’s case, the Hybrid Method incorporated two scenarios: (1) a sale scenario where the allocation of total equity value was performed using the OPM, and (2) an IPO scenario where all outstanding shares of the Company’s convertible preferred stock were assumed to be mandatorily converted into shares of Common Stock. In addition, given the Common Stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates was made in each of the sale and IPO scenario to account for the lack of liquidity. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

At each grant date, the Board evaluated any recent events and their potential impact on the estimated fair value per share of the Common Stock. For grants of awards made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the Common Stock on the date of grant taking into consideration the most recent valuation report as well as other pertinent information available to it at the time of the grant.

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Five

Common Stock Valuations and Stock Option Grants

The Company granted the following stock option awards since January 1, 2023:

Date of Grant	Numbers of Shares Subject to Stock Options Granted		Exercise Price Per Share of Common Stock			Estimated Fair Value Per Share of Common Stock at Grant Date
April 14, 2023	[	***]	$	[	***]	$	[	***]
April 19, 2023	[	***](1)	$	[	***]	$	[	***]
July 12, 2023	[	***]	$	[	***]	$	[	***]
October 12, 2023	[	***]	$	[	***]	$	[	***]
December 20, 2023	[	***]	$	[	***]	$	[	***]

(1)

Previously granted options to purchase an aggregate of [***] shares of Common Stock were repriced on April 19, 2023 to provide for an exercise price of $[***] per share. The Company treated the repricing as a modification of terms of the options outstanding. Please see page F-48 of the Registration Statement for further information regarding the repricing.

Other than the foregoing, there were no other equity incentive awards granted by the Company since January 1, 2023.

December 31, 2022 Valuation – April 14, 2023, July 12, 2023, and October 12, 2023 Stock Option Grants and April 19, 2023 Repricing:

On April 14, 2023, July 12, 2023, and October 12, 2023, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. In addition, on April 19, 2023, the Company repriced previously granted outstanding options to purchase an aggregated [***] shares of Common Stock to an exercise price of $[***] per share. The Board determined the fair value of the Common Stock at the time of each of the grants and at the time of the repricing to be $[***] per share based on a number of factors, including the December 31, 2022 Valuation.

For the December 31, 2022 Valuation, the fair value of the Common Stock was estimated using the OPM. There were only 16 biotech IPOs in 2022 as compared to 98 in 2021. In addition, the Company had not yet given serious consideration to conducting an IPO, nor undertaken meaningful preparation toward an IPO. Based on the overall lack of IPOs, and the Company’s actions to date, the Company determined that there was no likelihood of a near-term IPO.

The total equity values in the sale scenario were estimated using the backsolve method (the “Backsolve Method”) as of January 26, 2023, the date of the final closing of the Series B convertible preferred stock financing (the “Series B Preferred Stock Financing”), and then rolled backwards to the valuation date of December 31, 2022. The final sale and closing of the Series B Preferred Stock Financing was $25 million, or 42% of the total Series B Preferred Stock Financing, and was transacted with a new investor. The terms of the Series B Preferred Stock Financing were known as of December 31, 2022 and deemed effective at that date.

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Six

For purposes of the December 31, 2022 Valuation, the OPM reflected the Company’s issuance and sale of 9,876,955 shares of Series B convertible preferred stock in the Series B Preferred Stock Financing. Shares of the Company’s Series B convertible preferred stock were issued and sold at a purchase price of $6.00 per share. In determining the implied total equity value under the Backsolve Method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years in the sale scenario, based on management’s best estimates of a liquidity event at such time. In addition, the DLOM for the Common Stock for purposes of the December 31, 2022 Valuation was concluded to be [***]%. Prior to application of the DLOM, the valuation of the Common Stock was $[***] per share. Under the December 31, 2022 Valuation, the indicated equity value of the Company was approximately $[***] million, representing a [***]% discount from the implied pre-money valuation at the midpoint of the Preliminary Price Range.

For the period from January 2023 through October 2023, the IPO market for biotechnology companies remained less active than historical levels. As a result, the Board could not predict when the market would improve or whether an IPO could be completed, and did not initiate an IPO process. Due to these factors, the Board determined that the estimated fair value of Common Stock set forth in the December 31, 2022 Valuation continued to be representative of the fair value of Common Stock as of each of April 14, 2023, April 19, 2023, July 12, 2023, and October 12, 2023. The Board determined the fair value of the Common Stock for the stock options granted or repriced between January 1, 2023 and October 12, 2023 to be $[***] per share.

November 20, 2023 Valuation – December 20, 2023 Stock Option Grant

On December 20, 2023, the Company granted stock options to purchase a total of [***] shares of Common Stock at an exercise price of $[***] per share. The Board determined the fair value of the Common Stock at the time of the grant to be $[***] per share based on a number of factors, including the November 20, 2023 Valuation.

For the November 20, 2023 Valuation, the fair value of the Common Stock was estimated using the Hybrid Method, with the sale scenario using the OPM being weighted at [***]% and the IPO scenario using a fully-diluted allocation being weighted at [***]%.

The total equity value in the sale scenario was estimated using the Backsolve Method as of November 20, 2023, the date of the closing of the Series C convertible preferred stock financing (the “Series C Preferred Stock Financing”). For purposes of the November 20, 2023 Valuation, the Backsolve Method reflected the Company’s issuance and sale of 9,547,802 shares of Series C Preferred Stock Financing, primarily to new investors in the Company. In determining the implied total equity value under the Backsolve Method, the Company used an estimated volatility of [***]% and an estimated time to liquidity of [***] years, based on management’s best estimates of a liquidity event at such time.

In the IPO scenario of the Hybrid Method, the Company’s total equity value as of the valuation date for the November 20, 2023 Valuation was allocated to the Company’s equity securities within an OPM framework on an as-if-converted basis while also considering the optionality of the Company’s stock options, assuming an IPO event to occur in the six months following the Series C Preferred Stock Financing on November 20, 2023. The Company believes that the nature of the scenarios used in the Hybrid Method and the scenario timings and probabilities were appropriate in light of the Company’s stage of development, and in particular, the status of its clinical development efforts and financial position, external market conditions affecting the biotechnology industry, the volatility in the capital markets, especially with respect to IPOs, and the relative likelihood of achieving an IPO in light of prevailing market conditions. The Company deemed it appropriate to include a [***]% weighting for the IPO scenario because around the time of the November 20, 2023 Valuation, the Company was reconsidering its IPO plans and evaluated going public

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Seven

in the first half of 2024, including holding an organizational meeting for a potential IPO on October 20, 2023. However, macroeconomic and industry specific events, such as the biotechnology IPO market remaining challenged, geopolitical risk, or other Company-specific events, such as a setback in the field of central nervous system-focused therapeutics or related technologies, at the Company or other companies in the field, could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one. Accordingly, based on the foregoing and certain other discussions with the Company’s management, the remaining weight of [***]% was assigned to the sale scenario, where the total equity value was allocated using the OPM. In addition, the DLOM for the Common Stock for purposes of the November 20, 2023 Valuation was concluded to be [***]% for both the sale scenario and the IPO scenario. Prior to application of the DLOM, the valuation of the Common Stock was $[***] per share. Under the November 20, 2023 Valuation, the indicated equity value of the Company in an IPO scenario was approximately $[***] million, representing a [***]% discount from the implied pre-money valuation at the midpoint of the Preliminary Price Range.

The key driver in the decreased valuation compared to the December 31, 2022 Valuation was the closing of the Series C Preferred Stock Financing at a lower price per share than in the Series B Preferred Stock Financing, the pricing of which was determined via arm’s length transactions with a group of new investors in the Company. The decrease in valuation was also impacted by worsening market conditions affecting the biotechnology industry, as well as ongoing volatility in the capital markets.

For the period from the date of the November 20, 2023 Valuation to the December 20, 2023 grant date, the Company confidentially submitted its draft Registration Statement on Form S-1 to the Commission on November 22, 2023. However, the Company had not yet publicly filed its Registration Statement. Mere intent to publicly file a registration statement and consummate an IPO does not necessarily mean that the Company would be successful in doing so. Additionally, given the strong cash position following the Series C Preferred Stock Financing, the Board had not yet approved proceeding with the IPO. At the time, the Company was advancing its draft Registration Statement through confidential review in preparation only to preserve financing options, but discussions of the IPO between the Board and the Company’s management continued to contemplate scenarios of an early 2024 IPO or an IPO following the planned clinical trial readouts in 2024. In addition, while the Company had begun conducting testing the waters meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”), between November 27, 2023 and December 20, 2023, it had only received feedback from the underwriters for the IPO with respect to a portion of the prospective potential investors as of December 20, 2023. Based on the feedback received at that time, the Company’s management and the Board continued to discuss potential timing of the IPO and seek additional clarity on potential IPO demand. As a result, and due to the weighting of the IPO scenario at [***]%, the Board determined there were no internal or external developments since the date of the November 20, 2023 Valuation that warranted a change in the estimated fair value of the Common Stock.

Explanation of Difference Between the Estimated Fair Value of Common Stock Using the Valuations and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair values of its Common Stock using the December 31, 2022 Valuation, which was $[***] per share, and the November 20, 2023 Valuation, which was $[***] per share, as applicable and the midpoint of the Preliminary Price Range, which is $[***] per share, is the result of the collective effect of the following key factors, among others:

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Eight

•

With respect to the December 31, 2022 Valuation, the Company completed the Series B Preferred Stock Financing which had closings between April 2022 and January 2023. The Company’s original pricing for the Series B Preferred Stock Financing had a price of $6.67 per share. The final sale and closing of the Series B Preferred Stock Financing in January 2023 was for $25 million, which represented 42% of the total Series B Preferred Stock Financing, and closed at $6.00 per share. At that time, the entire Series B Preferred Stock was repriced via a 1 for 1.1156333 forward share split, resulting in a price per share of $6.00 for the entire Series B Preferred Stock Financing. The common stock fair value at the time of the initial closing of the Series B Preferred Stock Financing was $3.17. At the time of the final closing of the Series B Preferred Stock Financing and forward stock split, the common stock was repriced to $[***] per share and all grants made following the initial closing of the Series B Preferred Stock Financing were repriced to be $[***] per share.

•

With respect to the December 31, 2022 Valuation, during the period in which the Company was completing the Series B Preferred Stock Financing, from April 2022 to January 2023, the IPO and investment markets for the biotech industry were not favorable. In that period there were only five biotech IPOs and the biotech index, the XBI, reached 52-week lows. Overall, the public markets did not appear to be constructive towards IPOs and the Company continued to believe there was no likelihood of a near-term IPO.

•

The Company’s Series C Preferred Stock Financing represented a 21% decrease compared to the price per share at which shares were sold in the Series B Preferred Stock Financing, primarily representing market pressures and explicit valuation feedback from private and public market investors.

•

The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of Common Stock, including liquidation and redemption rights. The Preliminary Price Range described assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the Common Stock.

•

The Preliminary Price Range represents a future price for the Common Stock that, if issued in the Company’s planned IPO, would be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock using the Valuations represent an estimate of the fair value of the shares of Common Stock that were then illiquid, might never become liquid, might be for shares that are never publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•

Recent market conditions used in the determination of the Preliminary Price Range after discussions with the Representatives are based on the current market environment and the supply and demand for such investment opportunities in the marketplace, including recent mergers & acquisitions activity in the biotechnology space and in particular the neuropsychiatric space, conditions that today are particularly dynamic and fluid.

•	The Company confidentially submitted its draft Registration Statement to the Commission on November 22, 2023.

•

The Company made additional progress in its planned IPO, including holding testing the waters meetings with potential investors in reliance on Section 5(d) of the Act and receiving feedback from the underwriters regarding potential demand from new and existing investors for an IPO and the confidence to proceed with the IPO.

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Nine

•	The Company publicly filed the Registration Statement with the Commission on January 12, 2024.

•

The successful completion of the IPO would strengthen the Company’s balance sheet, provide access to public capital markets and provide enhanced operational flexibility, increasing the value of the Common Stock compared to that of a private company.

Based on the Preliminary Price Range, the current status of the financial markets and continued uncertainty as to whether the Company would be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair values of Common Stock as determined by the Board are consistent with the Company’s and the Representatives’ estimates of the Preliminary Price Range, and that the prior valuations are consistent with the increasing value of the Common Stock in connection with its progression towards an IPO.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with its stock option grants since January 1, 2023, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Destruction of This Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

*            *             *

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

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U.S. Securities and Exchange Commission

January 19, 2024

Page Ten

Please contact me at (212) 479-6474 with any questions or further comments regarding the Company’s response to the Staff’s comment.

Sincerely,

/s/ Divakar Gupta
Divakar Gupta Cooley LLP

cc:	Amit Etkin, M.D., Ph.D., Alto Neuroscience, Inc.
Nicholas Smith, Alto Neuroscience, Inc.
Erin McQuade, Alto Neuroscience, Inc.
Christina Roupas, Cooley LLP
Courtney Tygesson, Cooley LLP
Laurie Bauer, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP
Christopher Lueking, Latham & Watkins LLP
Ross McAloon, Latham & Watkins LLP

FOIA Confidential Treatment Requested by Alto Neuroscience, Inc.

Cooley LLP     55 Hudson Yards     New York, NY     10001

T:+1 212 479 6000     f:+1 212 479 6275 cooley.com